================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                             --------------------


                                SCHEDULE 14D-1
                               (Amendment No. 4)

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                                 BAREFOOT INC.
                           (Name of Subject Company)


                       SERVICEMASTER LIMITED PARTNERSHIP
                                   (Bidder)


                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                   067512103
                                   ---------
                     (CUSIP Number of Class of Securities)


                               Vernon T. Squires
                   Senior Vice President and General Counsel
                             One ServiceMaster Way
                      Downers Grove, Illinois  60515-9869
                           Telephone: (630) 271-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                  Copies to:

                              Robert H. Kinderman
                               Kirkland & Ellis
                             200 E. Randolph Drive
                           Chicago, Illinois  60601

                           ------------------------

================================================================================

     ServiceMaster Limited Partnership, a Delaware limited partnership ("ServiceMaster") hereby amends its Tender Offer Statement on Schedule 14D-1 relating to its offer to acquire each outstanding share ("Barefoot Share") of common stock, par value $.01 per share, of Barefoot Inc. ("Barefoot") a Delaware corporation, together with the associated Series A Junior Participating Preferred Stock Purchase Rights not already owned by ServiceMaster.

ITEM 9.  Financial Statements of Certain Bidders.

Share Repurchase Transaction With WMX Technologies, Inc.

On February 18, 1997, ServiceMaster Limited Partnership ("ServiceMaster" or the "Partnership") and WMX Technologies, Inc. ("WMX") entered into a definitive Share and Option Repurchase Agreement (the "Repurchase Agreement"), whereby WMX agreed to sell and ServiceMaster agreed to purchase (i) the 27,160,715 ServiceMaster shares currently owned by WMX and (ii) the option currently held by WMX to acquire an additional 1,875,000 ServiceMaster shares. The combined purchase price for both the shares and the option is $625,978,141. The transaction is scheduled to be closed not earlier than April 1, 1997 and not later than April 14, 1997. ServiceMaster filed a copy of the Share and Option Repurchase Agreement as an exhibit to an 8-K report filed with the Securities and Exchange Commission on February 19, 1997 and as an exhibit to an amendment to its Schedule 14D-1 filed on the same date and all summaries of the terms of the transaction are qualified by reference to the Agreement as filed.

ServiceMaster expects to use bank debt financing for the transaction in the short term. The transaction will require amendments to covenants in certain existing debt agreements or for the debt to be refinanced. Subject to market conditions, ServiceMaster currently anticipates that approximately fifty percent of the funds needed for the Barefoot tender offer and the foregoing transaction with WMX will be refinanced with equity issuances over the next twelve to eighteen months. Because the timing and amount of potential equity reissuances is subject to market conditions, no effect of equity reissuances is shown in the following pro forma financial information.

The ServiceMaster shares which will be repurchased from WMX are priced at approximately $23 per share (calculated as if the option had been exercised and ServiceMaster had purchased both outstanding shares owned by WMX and the shares issuable upon exercise of the option). This represents a discount from the $25.375 price per share at which ServiceMaster shares closed on the New York Stock Exchange on February 18, 1997 (the last trading day preceding the announcement of the WMX repurchase transaction).

In addition, ServiceMaster will obtain a significant tax benefit from the transaction because ServiceMaster, under Internal Revenue Code Section 734, will be entitled to increase the tax basis in its assets by the difference between the purchase price of $625,978,141 and WMX's tax basis in the ServiceMaster shares. There is no corresponding adjustment to the book basis of the assets as reported in ServiceMaster's financial statements and therefore there will be no incremental amortization expense in the income statement. Under existing tax laws, this opportunity was available to ServiceMaster only if the shares were purchased while it was still in partnership form. ServiceMaster estimates that this transaction will generate approximately $480,000,000 of incremental tax basis. The step-up in tax basis can be taken as a tax deduction over the next 15 years, which generates an incremental tax deduction of approximately $32,000,000 per year. A step up in tax basis provides cash flow benefits, but does not affect provision for income taxes. The incremental cash tax savings, assuming a 40% rate, arising from the pending WMX transaction are approximately $13,000,000 per year.

The effects of the share and option repurchase transaction with WMX are reflected in the accompanying pro forma financial information.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

Selected Pro Forma Financial Data of ServiceMaster

The following tables set forth ServiceMaster's pro forma consolidated summaries of operations for the nine months ended September 30, 1996 and the year ended December 31, 1995 and the pro forma condensed consolidated balance sheet as of September 30, 1996. The following tables present the pro forma impact of the Repurchase Agreement as well as the acquisition of Barefoot Inc. and the December 31, 1995 transaction with WMX, which are discussed below.

Share Repurchase Transaction with WMX

The following pro forma adjustments (the "Pro Forma WMX Share Repurchase Adjustments") reflected in the tables give effect to the share repurchase transaction with WMX as if the transaction had occurred at September 30, 1996 for purposes of the pro forma condensed consolidated balance sheet, and, for purposes of the pro forma Consolidated Summaries of Operations on January 1, 1995 and 1996, respectively.

The Pro Forma Financial Data does not purport to represent what ServiceMaster's financial position as of September 30, 1996 or results of operations for the nine months ended September 30, 1996 or the year ended December 31, 1995 would actually have been had the transaction in fact occurred on that date or at the beginning of the periods indicated or to project ServiceMaster's financial position or results of operations for any future date or period.

The transaction involves the repurchase of Partnership shares in exchange for cash. The favorable impact of the repurchase of the shares on earnings per share will increase in relation to any increases in the Partnership's earnings. The tables and accompanying notes should be read in conjunction with ServiceMaster's historical financial statements and the related notes thereto.

Barefoot Acquisition

ServiceMaster has offered to acquire each outstanding share of Barefoot Inc.'s common stock for, at the election of the holder, either (i) $16.00 in cash without any interest thereon or (ii) a fraction of limited partner interest in ServiceMaster, determined by dividing $16.00 by the greater of (x) $23.00 or (y) the average of ServiceMaster's closing price on the New York Stock Exchange for the 15 consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceeding the expiration of the offer. "Pro Forma Merger Adjustments" reflected in the tables give effect to the acquisition of Barefoot Inc. (the "Merger") and the related purchase accounting adjustments as if the Merger had occurred at September 30, 1996 for purposes of the Pro Forma Condensed Consolidated Balance Sheet, and on January 1, 1995 and 1996, respectively for purposes of the Pro Forma Consolidated Summaries of Operations. For further information related to this acquisition see ServiceMaster's Registration Statement filed on form S-4 (File No. 333-17759) dated January 17, 1997.

The Pro Forma Financial Data does not purport to represent what ServiceMaster's financial position as of September 30, 1996 or results of operations for the nine months ended September 30, 1996 or the year ended December 31, 1995 would actually have been had the Merger in fact occurred on that date or at the beginning of the periods indicated or to project ServiceMaster's financial position or results of operations for any future date or period.

The Merger will be accounted for under the "purchase" method of accounting, whereby the purchase price will be allocated based upon the fair value of the assets acquired and the liabilities assumed. The pro forma merger adjustments are based upon currently available information and certain assumptions which ServiceMaster believes are reasonable in the circumstances. These adjustments include additional interest cost, amortization expense and estimated cost savings. The actual acquisition adjustments are subject to the completion of due diligence and will be based upon more precise appraisals, evaluations and estimates of fair value, which are not currently available, and may differ substantially from the pro forma merger adjustments. Financial effects of potential operating synergies attainable upon the combination of Barefoot and ServiceMaster are not reflected. The tables and accompanying notes should be read in conjunction with ServiceMaster's and Barefoot's historical financial statements and the related notes thereto.

Previous Transaction With WMX

The following Pro Forma Consolidated Summary of Operations for the year ended December 31, 1995 includes pro forma adjustments (the "Pro Forma WMX Transaction Adjustments") related to a previous transaction with WMX. On December 31, 1995, ServiceMaster issued 27,160,715 (adjusted for the three-for-two share split in June 1996) unregistered and restricted ServiceMaster shares, representing approximately 19% of the adjusted total number of ServiceMaster shares outstanding, in exchange for WMX's 27.76% minority interest ownership interest in ServiceMaster Consumer Services L.P. The unregistered ServiceMaster shares also include a number of voting and trading restrictions, including significant limitations on both the timing and magnitude of open market sales and underwritten offerings, with ServiceMaster retaining a right of first refusal with respect to any proposed sales thereof.

The Pro Forma WMX Adjustments reflected in the following Pro Forma Consolidated Summary of Operations for the year ended December 31, 1995 give effect to the transaction with WMX and the related purchase accounting adjustments as if the transaction had occurred on January 1, 1995. Since the transaction occurred on December 31, 1995, the historical results of operations for the nine months ended September 30, 1996 already include the impacts of this transaction, and hence no pro forma adjustments are necessary for this period. For further information related to this transaction, see ServiceMaster's Report on Form 8-K dated January 15, 1996.

                       SERVICEMASTER LIMITED PARTNERSHIP
           PRO FORMA CONSOLIDATED SUMMARY OF OPERATIONS (UNAUDITED)
                 (In thousands, except per share information)

                     Nine Months Ended September 30, 1996


                                                               Pro Forma                              Pro Forma
                                                               Barefoot                               WMX Share
                              ServiceMaster      Barefoot       Merger             ServiceMaster     Repurchase     ServiceMaster
                                Historical     Historical     Adjustments            Pro Forma        Adjustments    Pro Forma
                                (Unaudited)    (Unaudited)    (Unaudited)           (Unaudited)      (Unaudited)    (Unaudited)
                              -------------    -----------    -----------          ------------      -----------    -----------

Operating Revenue               $  2,584,457     $   83,427    $                   $ 2,667,884      $              $ 2,667,884

Operating Costs and Expenses:
Cost of services rendered and
 products sold                     2,001,709         32,109                          2,033,818                       2,033,818
Selling and administrative
 expenses                            367,470         31,934       (4,671)(A),(B)       394,733                         394,733
                                 -----------      ---------     --------            ----------       --------       ----------
Total operating costs and
 expenses                          2,369,179         64,043       (4,671)            2,428,551              -        2,428,551
                                 -----------      ---------     --------            ----------       --------       ----------

Operating Income                     215,278         19,384        4,671               239,333                         239,333

Non-operating Expense (Income):
Interest expense                      28,658            826        9,361 (C)            38,845         34,081 (5)       72,926
Interest and investment income        (7,465)          (274)                            (7,739)                         (7,739)
Minority interest                      8,221              -          164 (F)             8,385           (678)(6)        7,707
                                 -----------      ---------     --------            ----------       --------       ----------

Income before Income Taxes           185,864         18,832       (4,854)              199,842        (33,403)         166,439

Provision for (benefit of)
 income taxes                          5,287          6,636         (726) (D)           11,197              -           11,197
                                 -----------      ---------     --------            ----------       --------       ----------

Net Income                      $    180,577     $   12,196    $  (4,128)          $   188,645      $ (33,403)     $   155,242
                                 ===========      =========     ========            ==========       ========       ==========
Partnership shares outstanding       144,529                       2,668 (E)           147,197        (27,161)(7)      120,036

Net Income Per Share            $       1.25                                       $      1.28                     $      1.29
                                 ===========                                        ==========                      ==========


                       SERVICEMASTER LIMITED PARTNERSHIP
                 PRO FORMA CONSOLIDATED SUMMARY OF OPERATIONS
                 (In thousands, except per share information)

                         Year Ended December 31, 1995

                                                                                                         Barefoot
                                                                  Pro Forma                            Three Months    Barefoot
                                                                     WMX                                  Ended        Nine Months

                                                                  Transaction          ServiceMaster    3/31/95         Ended

                                               ServiceMaster      Adjustments          Pro Forma       Historical      12/31/95
                                                Historical        (Unaudited)          (Unaudited)     (Unaudited)     Historical
                                                ------------      -----------          -----------     -----------     ----------
Operating Revenue                               $3,202,504        $                    $3,202,504       $  9,585        $ 93,431

Operating Costs and Expenses:
Cost of services rendered and products sold      2,486,292                              2,486,292          6,288          33,877

Selling and administrative expenses                464,345             5,875  (1)         470,220          7,705          38,222
                                                ----------         ---------           ----------       --------        --------
Total operating costs and expenses               2,950,637             5,875            2,956,512         13,993          72,099
                                                ----------         ---------           ----------       --------        --------
Operating Income                                   251,867            (5,875)             245,992         (4,408)         21,332

Non-operating Expense (Income):
Interest expense                                    35,855               205  (2)          36,060            261             778
Interest and investment income                      (7,310)                                (7,310)          (277)           (543)
Minority interest                                   45,715           (37,099) (3)           8,616             --              --
                                                ----------         ---------           ----------       --------        --------
Income before Income Taxes                         177,607            31,019              208,626         (4,392)         21,097

Provision for (benefit of) income taxes              5,588                                  5,588         (1,688)          8,216
                                                ----------         ---------           ----------       --------        --------
Net Income                                      $  172,019         $  31,019           $  203,038       $ (2,704)       $ 12,881
                                                ==========         =========           ==========       ========        ========
Partnership shares outstanding                     118,970            27,161  (4)         146,131

Net Income Per Share                            $     1.45                             $     1.39
                                                ==========                             ==========


                                               Pro Forma                               Pro Forma
                                                Barefoot                               WMX Share

                                                 Merger             ServiceMaster      Repurchase      ServiceMaster

                                               Adjustments           Pro Forma         Adjustments      Pro Forma
                                               (Unaudited)          (Unaudited)        (Unaudited)     (Unaudited)
                                               -----------          ------------       -----------     ------------
Operating Revenue                              $                    $3,305,520         $               $3,305,520

Operating Costs and Expenses:
Cost of services rendered and products sold                          2,526,457                          2,526,457

Selling and administrative expenses                (6,281) (A), (B)    509,866                            509,866
                                               ----------           ----------         ----------      ----------
Total operating costs and expenses                 (6,281)           3,036,323                 --       3,036,323
                                               ----------           ----------         ----------      ----------
Operating Income                                    6,281              269,197                 --         269,197

Non-operating Expense (Income):
Interest expense                                   12,563 (C)           49,662             45,471  (5)     95,133
Interest and investment income                                          (8,130)                            (8,130)
Minority interest                                      97 (F)            8,713               (905) (6)      7,808
                                               ----------           ----------         ----------      ----------
Income before Income Taxes                         (6,379)             218,952            (44,566)        174,386

Provision for (benefit of) income taxes            (1,000)(D)           11,116                 --          11,116
                                               ----------           ----------         ----------      ----------
Net Income                                     $   (5,379)          $  207,836         $  (44,566)     $  163,270
                                               ==========           ==========         ==========      ==========

Partnership shares outstanding                      2,668 (E)          148,799            (27,161)(7)    121,638

Net Income Per Share                                                $     1.40                         $     1.34
                                                                    ==========                         ==========



ServiceMaster's per share data reflect the three-for-two share split in June
1996.

            Notes to Pro Forma Consolidated Summaries of Operations Periods ended September 30, 1996 and December 31, 1995

Pro Forma Adjustments Related to the Barefoot Acquisition

Pro forma merger adjustments reflect the assumed impact of the consummation of the offer and the Merger upon ServiceMaster's existing operations for the periods presented. Pro forma adjustments consist of:

(A) The reduction of salary and overhead expenses that is expected to result from the closing of certain of Barefoot's branch, regional and corporate administrative facilities.

(B) Amortization of intangible assets are increased based upon the preliminary allocation of purchase price as shown in note (M) to the ServiceMaster Limited Partnership Pro Forma Condensed Consolidated Balance Sheet as of September 30, 1996. The allocation is preliminary and subject to change during 1997 as due diligence is completed and additional information is obtained. The pro forma merger adjustment represents the incremental amortization in excess of amounts previously recognized by Barefoot. Acquisition Intangible Assets, which are expected to consist primarily of tradenames and goodwill, are amortized over 40 years.

(C) The acquisition debt bears interest at an estimated long term annual rate of 7 1/4%. The pro forma Merger adjustment includes interest on the acquisition debt as well as interest on cash flows from the merger adjustments. These cash flows consist of the costs discussed in note (L) and the increased interest and dividend payments partially offset by the expected costs savings.

(D) Federal and state income taxes are reduced due to the tax deductibility of interest expense related to financing the Merger, which is significantly offset by the increased taxes due on the expected annual cost savings discussed in note (A).

(E) Represents the number of ServiceMaster shares estimated to be issued in the Merger. See note (K) regarding the number of ServiceMaster shares estimated to be issued.

(F) Reflects additional general partners' minority interest expense that is expected to result from the Merger and resulting pro forma adjustments.

Pro Forma Adjustments Related to the Previous WMX Transaction - 1995 Statements Only

The following are the pro forma adjustments related to the WMX transaction described in "Previous Transaction With WMX". As this transaction occurred on December 31, 1995, its related pro forma adjustments impact only results of operations for the year ended December 31, 1995. The historical results of operations for the nine months ended September 30, 1996 already include the impact of this transaction.

(1) The ServiceMaster shares issued in the WMX transaction, which are unregistered and restricted, were valued based upon the average market price of the registered and freely transferable ServiceMaster shares at the time the transaction was agreed to and announced, adjusted to reflect the significant voting and trading restrictions on the ServiceMaster shares and other considerations. The valuation of the unregistered and restricted ServiceMaster shares issued to WMX was determined in part based on a review performed by an international investment banking firm. The transaction resulted in approximately

    $235,000,000 of intangible assets for financial statement (but not tax) purposes, primarily tradenames and goodwill, which are being amortized on a straight-line basis over 40 years.

(2) Interest expense consists of the interest cost related to the dividends that would have been paid on the ServiceMaster shares issued in the transaction. This expense is partially offset by the fact that other distributions that would have been made to WMX had it retained its minority interest in Consumer Services are no longer required. Interest expense is computed at an average short term borrowing rate of 6.2%.

(3) Reflects the elimination of minority interest expense associated with WMX's prior status as a 27.76% minority partner in Consumer Services.

(4) Reflects the 27,160,715 unregistered and restricted ServiceMaster shares issued to WMX in exchange for its minority ownership interest in Consumer Services.

Pro Forma Adjustments Related to the WMX Share Repurchase

The following are the pro forma adjustments related to the repurchase of the Partnership shares described in "Share Repurchase Transaction with WMX" section. The pro forma adjustments reflect the assumed impact of the consummation of the repurchase of shares upon ServiceMaster's existing operations for the periods presented. Pro forma adjustments consist of:

(5) The debt assumed to be incurred to acquire the shares is assumed to bear interest at an estimated annual rate of 7 1/4%. This rate is consistent with the assumptions reflected in Note (C) of the pro forma adjustments for the acquisition of Barefoot. The pro forma adjustments includes interest on the debt as well as interest on the cash flows from the pro forma adjustments. These cash flows consist of the increased interest payments partially offset by the reduction in dividend payments and the annual cash savings resulting from the incremental tax deduction explained in the "Share Repurchase Transaction with WMX" section.

(6) Reflects a reduction in general partners' minority interest expense that is expected to result from the share repurchase and resulting pro forma adjustments.

(7) Represents the number of ServiceMaster shares expected to be repurchased.

                       SERVICEMASTER LIMITED PARTNERSHIP
          PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                (In thousands)

                              September 30, 1996


                                                                       Pro Forma                      Pro Forma
                                                                        Barefoot                       WMX Share
                                       ServiceMaster      Barefoot       Merger       ServiceMaster   Repurchase     ServiceMaster
                                        Historical        Historical   Adjustments      Pro Forma     Adjustments      Pro Forma
                                        (Unaudited)      (Unaudited)   (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)
                                        -----------      -----------   -----------     -----------    -----------     -----------
ASSETS



Current Assets:

Cash and marketable securities         $   85,980        $    6,799    $               $   92,779     $               $   92,779

Accounts and notes receivable, net        283,508            16,587                       300,095                        300,095

Inventories and other current assets      123,386             7,349                       130,735                        130,735

                                       ----------        ----------    ----------      ----------     ----------      ----------

     Total current assets                 492,874            30,735            -          523,609             -          523,609

                                       ----------        ----------    ----------      ----------     ----------      ----------
Intangible assets, primarily trade

 names and goodwill, net                1,070,839            31,909       (31,909) (J)  1,308,636                      1,308,636

Property and equipment, net               151,948            13,164       237,797  (M)    165,112                        165,112

Notes receivable, long-term securities,

 and other assets                         112,775             4,813                       117,588                        117,588

                                       ----------        ----------    ----------      ----------     ----------      ----------

     Total assets                      $1,828,436        $   80,621    $  205,888      $2,114,945     $       -       $2,114,945

                                       ==========        ==========    ==========      ==========     ==========      ==========

LIABILITIES AND EQUITY

Current liabilities                    $  402,249        $   25,052    $   18,800 (L)  $  446,101     $               $  446,101

Long-term debt                            501,140             1,737       162,622 (K)     665,499        626,000 (N)   1,291,499

Other long-term obligations               123,300             8,603                       131,903                        131,903

Minority and general partners' interest    15,226                -                         15,226                         15,226

Limited partners' equity                  786,521                          69,695 (K)     856,216       (626,000)(N)     230,216

Common stock                                                    168          (168)(J)          -                              -

Additional paid-in capital                                   50,040       (50,040)(J)          -                              -

Treasury stock, at cost                                     (26,868)       26,868 (J)          -                              -

Excess purchase price                                        (5,286)        5,286 (J)          -                              -

Retained earnings                                            27,175       (27,175)(J)          -                              -

                                       ----------        ----------    ----------      ----------     ----------      ----------

Shareholders' equity                      786,521            45,229        24,466         856,216       (626,000)        230,216

                                       ----------        ----------    ----------      ----------     ----------      ----------

     Total liabilities and

      shareholders' equity             $1,828,436        $   80,621    $  205,888      $2,114,945     $       -       $2,114,945

                                       ==========        ==========    ==========      ==========     ==========      ==========

                Notes to Pro Forma Consolidated Balance Sheet
                              September 30, 1996
             (Dollars in thousands, except per share information)


Pro Forma Adjustments Related to the Barefoot Acquisition

Pro forma merger adjustments to the consolidated balance sheet reflect the acquisition of all the Barefoot shares at the time the Merger is consummated in exchange for cash and shares of ServiceMaster; payment of legal and investment banking fees, lease termination fees and severance costs related to the anticipated closing of certain Barefoot branch and administrative locations and other fees associated with the Merger. Specific descriptions of the pro forma transaction adjustments follow:

(J) The existing stockholders' equity and intangible asset balance of Barefoot are eliminated as a result of the Merger.

(K) For purposes of the unaudited selected pro forma financial information, ServiceMaster has assumed that holders of 30% of the Barefoot shares will elect to receive ServiceMaster shares. The value of the ServiceMaster shares issued is based on the closing price of ServiceMaster shares ($26.125) on January 15, 1997. For purposes hereof, the following is assumed value of the share consideration and the cash consideration:

    Cash consideration                                                  $162,622

    Share consideration                                                   69,695
                                                                        --------
                                                                        $232,317
                                                                        ========

(L) Represents estimated legal, investment banking fees and other costs related to the transaction, the anticipated costs associated with the planned closing of certain Barefoot branch, regional and corporate administrative facilities, the estimated severance costs to be paid to Barefoot employees not retained by ServiceMaster, and the estimated cost of refurbishing certain operating equipment.

(M) The Merger will be accounted for as a purchase; therefore, an allocation of the purchase price to the assets and liabilities of Barefoot is required to reflect fair values. The preliminary allocation is subject to change as due diligence is completed and additional information is obtained. The pro forma adjustments to reflect a preliminary allocation of purchase price is summarized below.

    Purchase price                                                      $232,317

    Transaction costs - see Note (L)                                       5,000

    Lease termination, severance and other - see Note (L)                 13,800
                                                                        --------
    Purchase price to be allocated                                       251,117

    Net tangible assets acquired                                          13,320
                                                                        --------
    Acquired intangible assets, primarily tradenames and
      goodwill                                                          $237,797
                                                                        ========

Pro Forma Adjustments Related to the WMX Share Repurchase

(N) Pro forma adjustments to the consolidated balance sheet reflect the acquisition of the ServiceMaster shares from WMX in exchange for cash, as well as the debt that is expected to be incurred to finance the acquisition.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 20, 1997

                                  SERVICEMASTER LIMITED PARTNERSHIP



                                  By: Vernon T. Squires
                                      -----------------------------------------
                                      Name: Vernon T. Squires
                                      Title:  Senior Vice President and General
                                              Counsel